SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of June, 2003

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.     Description
No. 1           Holding(s) in Company announcement released on 27 May 2003
No. 2           Director Shareholding announcement released on 03 June 2003
No. 3           Blocklisting Interim Review announcement released on
                06 June 2003

Exhibit No. 1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
The Rank Group Plc

2. Name of shareholder having a major interest
Legal & General Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notifiable interest of company in (2) above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945 - 252,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 357206 - 200,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 886603 - 3,250,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 775245 - 2,812,323 shares

HSBC Global Custody Nominee (UK) Ltd A/c 130007 - 50,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 357206 - 14,486,866 shares

HSBC Global Custody Nominee (UK) Ltd A/c 866197 - 95,677 shares

HSBC Global Custody Nominee (UK) Ltd A/c 904332 - 45,800 shares

HSBC Global Custody Nominee (UK) Ltd A/c 916681 - 31,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 754612 - 560,024 shares

HSBC Global Custody Nominee (UK) Ltd A/c 342101 - 1,340,000 shares

HSBC Global Custody Nominee (UK) Ltd A/c 360509 - 622,586 shares

HSBC Global Custody Nominee (UK) Ltd A/c 766793 - 36,800 shares


5. Number of shares / amount of stock acquired


6. Percentage of issued class


7. Number of shares / amount of stock disposed


8. Percentage of issued class


9. Class of security
Ordinary Share

10. Date of transaction
22 May 2003

11. Date company informed
27 May 2003

12. Total holding following this notification
23,783,076

13. Total percentage holding of issued class following this notification
4.00%

14. Any additional information


15. Name of contact and telephone number for queries
Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification
Clare Duffill

Date of notification
27 May 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 2

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
The Rank Group Plc

2. Name of director
Oliver Stocken

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Greenwood Nominees Limited - 402 shares

The Corporation of Lloyds ref. no. 2692501 - 879 shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Director

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Acquisition of Shares

7. Number of shares / amount of stock acquired
1,281

8. Percentage of issued class
Not Significant

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary Shares

12. Price per share
259.67p

13. Date of transaction
9 May 2002

14. Date company informed
3 June 2002

15. Total holding following this notification
39,469 shares of 10p each

16. Total percentage holding of issued class following this notification Not significant

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22. Total number of shares or debentures over which options held following this notification
N/A

23. Any additional information
N/A

24. Name of contact and telephone number for queries
Clare Duffill 020 7535 8133

25. Name and signature of authorised company official responsible for making this notification
Clare Duffill

Date of Notification
3 June 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 3

                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY: THE RANK GROUP PLC



2. NAME OF SCHEME: THE RANK ORGANISATION & RANK GROUP EXECUTIVE SHARE OPTION
                   SCHEMES



3. PERIOD OF RETURN:     FROM:         1 OCTOBER 2002    TO: 31 MARCH 2003



4. NUMBER AND CLASS OF SHARES(S)       9,164,694 ORDINARY SHARES OF 10P EACH
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED    1,274,973
   UNDER SCHEME DURING PERIOD:



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:                   7,889,721



7. NUMBER AND CLASS OF SHARE(S)        ORIGINAL LISTING: 11,000,000 ORDINARY
   (AMOUNT OF STOCK/DEBT SECURITIES)   SHARES OF 10P EACH ON 9 OCTOBER 1996
   ORIGINALLY LISTED AND THE DATE OF   (LISTING REFERENCE A/4064/1996)
   ADMISSION:


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

594,803,630

CONTACT FOR QUERIES

NAME:      CLARE DUFFILL
TELEPHONE: 020 7535 8133



                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY: THE RANK GROUP PLC



2. NAME OF SCHEME: THE RANK ORGANISATION OVERSEAS EXECUTIVE SHARE OPTION PLAN


3. PERIOD OF RETURN:     FROM:         1 OCTOBER 2002    TO: 31 MARCH 2003



4. NUMBER AND CLASS OF SHARES(S)       1,564,038 ORDINARY SHARES OF 10P EACH
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED    NIL
   UNDER SCHEME DURING PERIOD:



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:                   1,564,038



7. NUMBER AND CLASS OF SHARE(S)        ORIGINAL LISTING: 2,000,000 ORDINARY
   (AMOUNT OF STOCK/DEBT SECURITIES)   SHARES OF 10P EACH ON 9 OCTOBER 1996
   ORIGINALLY LISTED AND THE DATE OF   (LISTING REFERENCE A/4064/1996)
   ADMISSION:


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

594,806,413

CONTACT FOR QUERIES

NAME:      CLARE DUFFILL
TELEPHONE: 020 7535 8133




                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY: THE RANK GROUP PLC



2. NAME OF SCHEME: THE RANK GROUP SHARE SAVINGS SCHEMES


3. PERIOD OF RETURN:     FROM:         1 OCTOBER 2002    TO: 31 MARCH 2003



4. NUMBER AND CLASS OF SHARES(S)       4,559,146 ORDINARY SHARES OF 10P EACH
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED    32,708
   UNDER SCHEME DURING PERIOD:



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:                   4,526,438



7. NUMBER AND CLASS OF SHARE(S)        ORIGINAL LISTING: 2,000,000 ORDINARY
   (AMOUNT OF STOCK/DEBT SECURITIES)   SHARES OF 10P EACH ON 9 OCTOBER 1996
   ORIGINALLY LISTED AND THE DATE OF   (LISTING REFERENCE A/4064/1996)
   ADMISSION:                          AND 5,000,000 ORDINARY SHARES OF 10P
                                       EACH ON 17 JUNE 2002.


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

593,495,949

CONTACT FOR QUERIES

NAME:      CLARE DUFFILL
TELEPHONE: 020 7535 8133


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  9 June 2003

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary